

Alicia Maria · **2nd**

Diversity and Inclusion leader to the Wine Industry, Hospitality Industry, Food Industry, and Events Industry.

San Francisco Bay Area · 330 connections · **Contact info**

 **The Wine Noire**

California State Univ East Bay

Experience

Founder and CEO

The Wine Noire · Full-time
Sep 2017 – Present · 3 yrs
Berkeley, California

The Wine Noire is a Women and Minority-Owned wine collective that offers wine solutions for women and multicultural wine brands and winemakers. Our services include importing, exporting, wholesale, and distribution.

Education



California State University-East Bay

Master's Degree, Public Administration with an option in Public Management
2003 – 2006

Successfully completed Master of Public Administration program which focused on managing organizational resources and active involvement in the design and implementation of policy.

Media (1)





California State University, East Bay 🔗



California State University-East Bay

Bachelor's Degree, Business Administration and and Finance

1997 – 2003

Achieved Bachelor of Business Administration degree with Finance option which aimed to prepare students for careers in the financial management of corporations, commercial, retail and investment banking, asset management, and other areas in finance. Successfully developed solid decision–making, problem solving and communication skills through hands-on coursework in financial analysis, investments, derivatives, international finance, risk management, financial modeling and venture financing

Media (1)



California State University-East Bay 🖼

Skills & Endorsements

Wine Importing

Wine Exporting

Wine Distributing

Show more ⌄



